VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities Exchange Commission

Mail Stop 3561

Washington, DC 20549

November 21, 2017

Re:	BioLife4D Corporation
Draft Offering Statement on Form 1-A Submitted August 22, 2017 CIK No. 0001714919

Dear Mr. Reynolds:

Please review the responses on behalf of the Company below.

Offering Circular Cover Page

1. We partially reissue comment 1. We note the revised disclosure that you state you

“currently” plan on beginning sales immediately after qualification. Such disclosure appears to reflect the ability of the company to change this plan. Please tell us how this complies with Rule 251(d)(3)(i)(F) of Regulation A.

In order to not be violative of Rule 251(d)(3)(i)(F) of Regulation A, we have removed the word “currently.”

Dilution, page 36

2. Please tell us how you calculated the net tangible book value per share before the offering of ($84,976.87)

We have updated this to $(2,102).

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3. Please revise your disclosure to provide the numerator (net tangible book value) and denominator (number of shares) for each of the percentage of shares sold as disclosed.

We made this edit as requested. For your convenience, below is the spreadsheet used for the calculations in the dilution table:

TANGIBLE	$(2,102.00)
TOTAL SHARES	10,463,500
Tangible value per share	$(0.00020)
	1	0.75	0.5	0.25	0.1
Net Tangible Assets	$49,997,898.00	$37,497,898.00	$24,997,898.00	$12,497,898.00	$4,997,898.00
Offering Expenses	$500,000.00	$500,000.00	$500,000.00	$500,000.00	$500,000.00
Net Tangible	$49,497,898.00	$36,997,898.00	$24,497,898.00	$11,997,898.00	$4,497,898.00
New Shares	$5,000,000.00	$3,750,000.00	$2,500,000.00	$1,250,000.00	$500,000.00
Total Shares	$15,463,500.00	$14,213,500.00	$12,963,500.00	$11,713,500.00	$10,963,500.00
Previous Value	-$0.00020	-$0.00020	-$0.00020	-$0.00020	-$0.00020
Book Value per Share	$3.20	$2.60	$1.89	$1.02	$0.41
Increase to Old Shareholders	$3.20	$2.60	$1.89	$1.02	$0.41
Change in Value	$6.80	$7.40	$8.11	$8.98	$9.59
Percentage Dilution	67.99%	73.97%	81.10%	89.76%	95.90%
Percentage of Outstanding	32.33%	26.38%	19.28%	10.67%	4.56%

Section F/S, Financial Statements, page 77

4. Please update your financial statements and management’s discussion and analysis of financial condition and results of operations as required by Part F/S (b)(3)(B) in the next amendment to this Form 1-A. In addition, please provide a currently dated consent from your independent accountant.

We have provided updated financial statements and management’s discussion and analysis of financial condition and results of operations. We have also provided the updated consent.

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Please see attached.

Further, please note that we have provided the following information to comply with the oral comment issued:

FDA Timeline Expectations

We are not aware of any current U.S. Food and Drug Administration (FDA) regulatory requirements for sale or use of 3D printed tissue or organs. GLP data is required in the development of any human therapeutic and we plan to design our technology platform to support compliance with GLPAs. As we move into clinical and commercial settings, full compliance with the FDA’s cGTP (current Good Tissue Practices) and cGMP (current Good Manufacturing Practices) guidelines will be required for suitable design and documentation for clinical use of our products.

Compassionate Use Exemption

At the appropriate time, after appropriate lab tests and trials regarding animals are complete, the Company might look to the use of a Compassionate Use Exemption. Compassionate Use Exemption may be used when a patient is faced with a serious or life-threatening disease or condition and has no other options. The compassionate use provision may allow us to test our products on patients where their treating physician believes the device will save the life of the patient or if there is no other alternative.

The compassionate use provision provides a path to accessing investigational devices that have not received FDA approval or clearance for patients for whom the treating physician believes the device may provide a benefit in treating and/or diagnosing their disease or condition. There is no guarantee the FDA will provide us this type of clearance as it is traditionally used for devices.

I am available by phone or email to discuss the Offering Circular or comments herein.

Thank you for your time and attention.

Sincerely,

/s/

Jillian Sidoti

Securities Counsel

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